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                               October 14, 2020

       Timothy C. Oliver
       Chief Financial Officer
       NCR Corporation
       864 Spring Street NW
       Atlanta, GA 30308

                                                        Re: NCR Corporation
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            Form 10-Q for the
Quarter Ended June 30, 2020
                                                            Filed July 31, 2020
                                                            File No. 001-00395

       Dear Mr. Oliver:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Note 1. Basis of Presentation and Significant Accounting Polices Revenue Recognition, page 56

   1. You disclose that revenue from term-based licenses is recognized at a point in time;
                                                        however, you also
indicate that term revenue is recognized for the committed term of the contract, which is
typically one month to one year due to customer termination rights.
                                                        Please explain to us
this apparent inconsistency and revise your disclosures as necessary.
                                                        In this regard, tell us
whether revenue is recognized at a point in time or over time, during the "committed term."
Further, tell us what the customer termination rights are, how they impacted your
accounting for these arrangements, and the accounting guidance followed.
                                                        Lastly, tell us how
much revenue was recognized for term-based licenses for fiscal 2019 and to date in fiscal
2020. Please include proposed revised disclosures in your response.
 Timothy C. Oliver
NCR Corporation
October 14, 2020
Page 2
2. Please describe for us the nature of your product solutions in which you combine the cloud-enabled SaaS and on-premise term-based software license as one performance obligation, and tell us how you considered ASC 606-10-25-21 in accounting for these arrangements. Also, tell us how much revenue was recognized from the sale of such solutions in fiscal 2019 and to date in fiscal 2020 and, to the extent material, expand your disclosures accordingly.
Form 10-Q for the Quarter Ended June 30, 2020

Note 16. Segment Information and Concentrations, page 41

3. You disclose that recurring revenue includes maintenance, cloud revenue, and payments.
         In the Form 8-K earnings release, furnished on July 28, 2020, you state that "recurring revenue means revenue from products and services for which revenue is recognized over time". Please tell us what specific revenue streams comprise recurring revenue. Clarify which products are recognized over time, consistent with your revenue recognition policy, and explain the nature of "payments." Lastly, revise your disclosures, as necessary, and include the proposed disclosures in your response.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Melissa
Kindelan, Senior Staff Accountant, at 202-551-3564 with any questions.



FirstName LastNameTimothy C. Oliver                            Sincerely,
Comapany NameNCR Corporation
                                                               Division of
Corporation Finance
October 14, 2020 Page 2                                        Office of
Technology
FirstName LastName